May 27, 2014

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:    Nuvilex, Inc.
         Form 10-K
         Filed July 29, 2013
         File No. 333-68008

Dear Mr Riedler:

Nuvilex, Inc. a Nevada corporation (“Company”), hereby provides responses to comments issued in a letter dated April 24, 2014 (“Staff’s Letter”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended April 30, 2013 (Form 10-K”), filed with the Securities and Exchange Commission (“Commission”) on July 29, 2013.

In order to facilitate your review, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter. As discussed with the Staff, we propose to file a responsive amendment to the Form 10-K after resolving the issues raised in the comments below.

Item 1. Business

1.     We note your disclosure that you, SG Austria and Austrianova Singapore Private Limited “are now partners working together on multiple fronts.” Please expand your disclosure to more specifically describe your partnership activities and arrangements, including the terms of any material contracts. If any such contracts exist, please also file them as exhibits.

RESPONSE: In response to the Staff’s comment, we will file the license agreements and the Manufacturing Agreement defined and discussed below with our next Annual Report on Form 10-K.

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643

Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

In addition, we will modify the following disclosure in Footnote 2 to our financial statements in our future filings:

“Subsequent to the year ending April 30, 2013, on or about July 11, 2013, Nuvilex completed the purchase of BBB, a prior asset of SG Austria. The shares for both ASPL and Nuvilex held in escrow were returned to their respective original owners and the 100,000,000 restricted Nuvilex shares have now been returned to the Company Treasury and are therefore not reflected in the financial statements. BBB is now a wholly owned subsidiary of Nuvilex. Nuvilex, SG Austria, and ASPL are now partners working together on multiple fronts.”

As modified, this disclosure would read as follows in future filings:

“On May 26, 2011, the Company entered into an Asset Purchase Agreement (“SG Austria APA”) with SG Austria Private Limited (“SG Austria”) to purchase 100% of the assets and liabilities of SG Austria. As a result, Austrianova Singapore Private Limited ("Austrianova Singapore") and Bio Blue Bird AG ("Bio Blue Bird"), wholly-owned subsidiaries of SG Austria, were to become wholly owned subsidiaries of the Company on the condition that the Company pay SG Austria $2.5 million and 100,000,000 shares of the Company’s Common Stock and for the Company to receive 100,000 shares of Austrianova Singapore’s common stock and nine Bio Blue Bird bearer shares.

In June 2011, the Company and SG Austria entered into a First Addendum to the SG Austria APA to extend the due date for the sums to be paid to SG Austria. In June 2012, the Company and SG Austria entered into the Second Addendum to the SG Austria APA for the same purpose. In June 2013, the Company and SG Austria entered into a Third Addendum to the SG Austria APA. Under the terms of the Third Addendum, the transaction contemplated by the SG Austria APA was materially changed. The Third Addendum provided that the Company was to acquire 100% of the equity interests in Bio Blue Bird and receive a 14.5% equity interest in SG Austria. In addition, the Company received nine bearer shares of Bio Blue Bird. Under the Third Addendum, the Company paid: (i) $500,000 to retire all outstanding debt of Bio Blue Bird; and (ii) $1.0 million to SG Austria. The Company paid SG Austria $1,572,195 in cash in exchange for its 14.5% equity interest. The Third Addendum returned the original 100,000,000 shares of Common Stock to the Company treasury and the 100,000 Austrianova Singapore shares to SG Austria.

The acquisition of Bio Blue Bird provided the Company with exclusive, worldwide licenses to use a proprietary cellulose-based live-cell encapsulation technology for the development of treatments for all forms of cancer. The licenses are pursuant to patents licensed from Bavarian Nordic A/S and GSF-Forschungszentrum fur Umwelt u. Gesundeit GmbH. These licenses enable the Company to carry out the research and development of cancer treatments that are based upon the live-cell encapsulation technology known as “Cell-in-a-Box®.

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643

Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

In July 2013, the Company also acquired from Austrianova Singapore the exclusive, worldwide license to use the cellulose-based live-cell encapsulation technology for the development of a treatment for diabetes and the use of Austrianova Singapore’s “Cell-In-A-Box®” trademark for this technology. The Company made its first $1,000,000 payment to secure its exclusive, worldwide license to use the encapsulation technology for the treatment of diabetes on October 30, 2013. The second and final payment of $1,000,000 for the licensing rights for diabetes was made on February 25, 2014, thereby fulfilling all financial obligations required to be met by the Company under its licensing agreement with Austrianova Singapore.

On March 20, 2014, the Company and Austrianova Singapore entered into a Manufacturing Framework Agreement (“Manufacturing Agreement”) to perform the cGMP (Current Good Manufacturing Practices)-compliant encapsulation of live cells to be used for the Company’s clinical trials in patients with advanced, inoperable pancreatic cancer and associated conditions and other types of cancers and diabetes. The Manufacturing Agreement has an indefinite term and may not be terminated by either party except in the case of a continuing and material breach by the other party and failure to cure such within 60 days following written notice or certain events of bankruptcy.

The Company made and initial payment to Austrianova Singapore in the amount of $323,500 as part of a “set-up fee” to encapsulate the live cells required by the Company for use in its clinical trials. Austrianova Singapore was contracted to perform the encapsulation because it developed and matured the entire Cell-in-a-Box® cellulose-based live-cell encapsulation process that the Company plans to use in its clinical trials. Austrianova Singapore is considered the world’s foremost expert in this unique and proprietary technology.

The Cell-in-a-Box® encapsulation of live cells capable of converting the anticancer prodrug ifosfamide into its cancer-killing form will be performed at Austrianova Singapore’s cGMP manufacturing facilities currently being constructed in Bangkok, Thailand.

Inno Biologics Sdn. Bhd. in Malaysia was initially contracted to do the initial cloning of the cells that will ultimately be encapsulated using the Cell-in-a-Box® technology and then used together with ifosfamide as Nuvilex’s pancreatic cancer treatment. The goal was to produce up to 100 clones from which the 5-10 best would be selected for use in our encapsulation process. These clones would be used for expanding the cells to obtain the large numbers that would be needed for clinical trials or stored for safekeeping around the globe or used for other purposes. Due to a problem that occurred during the initial cloning process, it has been necessary for Inno Biologics to begin the cloning process again. This is now underway pursuant to a Master Services Agreement. In order that a “fail-safe” mechanism for the cloning process be instituted, ViruSure GmbH in Vienna, Austria has been contracted to prepare a limited number of clones that can be stored for possible future expansion should there be any other problems at Inno Biologics. ViruSure was also selected to expand the clones of cells obtained from Inno Biologics into a Master Cell Bank (“MCB”) and from that a Working Cell Bank (“WCB”) to supply the large numbers of cells needed for the clinical trials and other purposes. Nuvilex has already entered into a Master Services Agreement with ViruSure to develop the MCB and the WCB.

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643

Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

The principal developers of the Cell-in-a-Box® live cell encapsulation technology, Dr. Walter H. Günzburg and Dr. Brian Salmons, are officers of SGAustria and /or Austrianova Singapore Pte. Ltd. Since before the filing of the 10-K on July 29, 2013 and well before the execution of the Manufacturing Framework Agreement referred to above, a close personal and professional relationship has grown steadily between these individuals and officers of Nuvilex. In fact, Drs. Günzburg and Salmons together are serving as if they were Nuvilex’s Chief Scientific Officer(s), and are so in all but name only. Nuvilex’s relationship with Drs. Günzburg and Salmons has flourished to the point where it is now a “partnership" in all but legal terms. The success of SG Austria/Austrianova Singapore and the Company are co-dependent in almost every respect.

As evidence of the above, Drs. Günzburg and Salmons are intimately involved in all of the scientific endeavors underway and being planned by Nuvilex. These endeavors include preclinical and clinical studies to be conducted in the US on behalf of the Company by Translational Drug Development (TD2), one of the most reputable Contract Research Organizations (CROs) in this country specializing in oncology. These studies concern determining the effectiveness of our pancreatic cancer treatment in ameliorating the virtually untreatable pain that is associated with advanced pancreatic cancer and the effects of the treatment on the rate of accumulation of fluid, known as malignant ascites, that occurs in patients with this disease. Also in the cancer area, Drs. Günzburg and Salmons will be intimately involved in the Company’s Phase 2b clinical trial that will be conducted in Australia by one of the foremost CROs (Clinical Network Services, “CNS”) in that country because, in addition to being architects of the Cell-in-a-Box® technology and of Nuvilex’s pancreatic cancer treatment, they: (i) were both involved in the original Phase 1/2 clinical trials in advanced pancreatic cancer that were carried out several years ago in Europe; and (ii) are very familiar with CNS and the personnel that will be involved in the Phase 2b trial. Furthermore, Drs. Günzburg and Salmons have committed to fulfilling a major role in the development of Nuvilex’s diabetes treatment that is based on the Cell-in-a-Box® technology and Gunzburg and Salmons have agreed to function as the “Chief Scientific Officers” of Nuvilex for its preclinical studies and clinical trials in diabetes. In this regard, Drs. Gunzburg and Salmons have introduced Nuvilex to every participant in and component of its program to develop a medical breakthrough in how diabetes will be treated in the future. Researchers at a major university in Australia, introduced to Nuvilex by Drs. Günzburg and Salmons, have developed insulin-producing cells from a human hepatocellular carcinoma cell line. These cells have been exhaustively tested in vitro and found to be capable of producing insulin in direct correlation to the amount of glucose in their surroundings. Negotiations are underway between Nuvilex and that university for an exclusive, worldwide license to use these insulin-producing cells in combination with the Cell-in-a-Box® technology in developing a product for the treatment of insulin-dependent diabetes. This license is contingent on the insulin-producing cells passing a tumorigenicity test that will be conducted by the University of Veterinary Medicine, Vienna (“UVMV”) where Dr. Günzburg is a professor in the Department Virology. He will coordinate all of the work for Nuvilex being done by UVMV. This test will show whether or not these particular cells have the capacity to form tumors.

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643

Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Since, Drs. Walter H. Günzburg and Salmons, developers of the Cell-in-a-Box® technology, have previously worked with these insulin-producing cells and they have them in frozen storage, the Australian university was approached to obtain permission for these stored cells to be used for tumorigenicity testing. A letter authorizing the use of these insulin-producing cells for tumorigenicity testing has been received from that institution. The tumorigenicity of the cells will be determined at the UVMV. A Collaborative Research Agreement between Nuvilex and the UVMV is in the final stages of negotiations so that the tumorigenicity studies can commence.

The possibility that Nuvilex might conduct some animal studies in diabetes at the UVMV was the subject of discussions recently with principals at that institution. Nuvilex has prepared a draft of Collaborative Research Agreement for this purpose which is under review. Nuvilex will finalize this Collaborative Research Agreement with the UVMV in the near future.

In the majority of diabetes animal models used by others, the diabetic condition is induced by employing drugs to destroy the normal insulin-producing capability of the pancreas in those animals. The University of Munich (“UOM”) in Germany operates a 5-million Euro animal farm that houses animals for research purposes. Scientists at the UOM have developed unique transgenic mouse and pig models of diabetes. Through the use of gene transfer technologies, mice and pigs that are diabetic at birth have been developed. These model systems probably more closely mimic Type 1 diabetes in humans than any other model systems available world-wide. Through introductions by Drs. Günzburg and Salmons, the investigators at UOM will join the Nuvilex team of doctors and scientists developing treatment for diabetes using the Cell-in-a-Box® technology. Nuvilex plans to enter into a Collaborative Research Agreement with the UOM as a first step in the process.

Nuvilex is in the process of developing a Diabetes Consortium as a result of the introductions by Drs. Gunzburg and Salmons that occurred during the Company’s recent trip to Europe. Principals of Nuvilex and some of the institutions identified above explored the possibility of joining this Diabetes Consortium. The various institutions noted above would be part of this Consortium, as would Dr. Walter H. Gunzburg and Dr. Brian Salmons through their consulting company, Vin-de-Bona Trading Co. Pte. Ltd. The consensus among individuals that could be involved was that the formation of a Diabetes Consortium would be beneficial to all parties and may be a way of optimizing the development of Nuvilex’s diabetes product given the free nature of communication that would occur within such a Consortium. Dr. Matthias Löhr, the noted European gastroenterologist and oncologist who will play a major role in the development of Nuvilex’s pancreatic cancer treatment, also has a significant interest in the treatment of diabetes. Accordingly, Dr. Löhr would also play a prominent role in this Diabetes Consortium.

In the areas of both cancer and diabetes, Drs. Günzburg and Salmons have functioned as consultants to the Company through their consulting company “Vin-de-Bona Trading Company Pte. Ltd.” Finally, Dr. Salmons is a member of the Scientific Advisory Board of Nuvilex’s wholly-owned subsidiary, Medical Marijuana Sciences, Inc., a company whose initial goal is to use the Cell-in-a-Box® technology in combination with constituents of marijuana to develop treatments for two of the deadliest forms of cancer - pancreatic cancer and brain cancer.”

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643

Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Cell Therapy Product Development , page 5

2.     We note your reference to the “successfully” completed Phase 1/2 studies of your live-cell encapsulation technology in the treatment of pancreatic cancer. Please expand your description of these trials to provide specific details, parameters and results of the studies, including:

•	Date(s) of trials and location;
•	Identity of trial sponsor(s);
•	Trial design (e.g., single-arm, open label);
•	Patient information (e.g., number of patients enrolled and treated and the criteria for participation in the study);
•	Duration of treatment and dosage information (both amount and frequency);
•	Specific clinical endpoints established by the trial protocol;
•	Observational metrics utilized and the actual results observed;
•	Comparisons to standard of care; and
•	Conclusions drawn and the extent to which the data suggested safety and/or efficacy, including whether statistical significance was demonstrated. Please include a brief discussion of the importance and use of statistical significance in clinical trial analytics, including a discussion of “p-values”

RESPONSE: In response to the Staff’s comment, we will modify the following disclosure under the heading “ITEM 1 Business – Cell Therapy Product Development -- Live-Cell Encapsulation” in our future filings:

“While the cancer therapy has already shown promise through the successful completion of two Phase 1/2 clinical trials, the addition of a manufacturing contract being completed with ASPL which will provide for GMP manufacturing of the ifosfamide-converting encapsulated cells, and the diabetes cell therapy has completed research studies and demonstrated positive responses in animal models, the Company believes the exclusive worldwide licensing to a portfolio of patents with new ones being planned, and . As such, we believe AMR-001 is in a strong competitive position.”

As modified, this disclosure would read as follows in future filings:

“While the cancer therapy has already shown promise through the successful completion of two Phase 1/2 clinical trials, the Company believes AMR-001 is in a strong competitive position in light of the addition of a manufacturing contract having been completed with Austrianova Singapore (which will provide for cGMP manufacturing of the ifosfamide-converting encapsulated cells), and the diabetes cell therapy having completed research studies and demonstrated positive responses in animal models.

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643

Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

The two Phase 1/2 clinical trials referred to above were carried out in Europe in the late 1990s-early 2000s that employed the combination of the cellulose-based live cell encapsulation technology, now known as Cell-in-a-Box®, with the anticancer drug ifosfamide. The results of the first of the two studies have appeared in the peer-reviewed scientific literature, but the report of the second has yet to appear in the public domain; accordingly, the discussion below relates to the single trial which has appeared in the scientific literature.

Dates of Trial and Location

The trial was opened on July 28, 1998 and closed on September 20, 1999. The trial was carried out at the Division of Gastroenterology, University of Rostock, Germany.

Identity of Trial Sponsors

The trial was sponsored by Bavarian Nordic GmbH.

Trial Design

The trial was an open-label, prospective, single-arm and single center study.

Patient Information

A total of 17 patients were enrolled in the trial (51 were screened). A total of 14 patients were treated because two of the original 17 patients developed severe infections before the start of the trial and had to be treated by other means and angiography was not successful in a third patient.

Criteria for entering the study the study included: inoperable pancreatic adenocarcinoma stage III-IV (IUCC) as determined by histology and measured by CAT scan and with no prior chemotherapy.

Duration of Treatment and Dosage Information

On day 0, celiac angiography was performed and 300 (in 13 patients, 250 in one) of the capsules containing the ifosfamide-activating cells were placed by supraselective catheterization of an artery leading to the tumor. Each capsule (~0.8 mm in diameter) contained about 10,000 cells. The cells overexpressed an enzyme, CYP2B1 (a variant of the cytochrome P450 system), which catalyzed the conversion of the anticancer drug ifosfamide (Holoxan®, Ifex®) into its “cancer-killing” form.

On day 1, patients were monitored for evidence of any clinically relevant adverse reactions, e.g. allergy and/or pancreatitis.

On days 2-4, each patient received low-dose (1 g/m2 body surface area) ifosfamide in 250 ml of normal saline was administered systemically as a 1-hour infusion. This was accompanied by a 60% dose equivalent of the uroprotector MESNA given as three intravenous injections. This regimen was repeated on days 23-25 for all but two patients who received only one round of ifosfamide. A total of two treatments with ifosfamide were given.

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643

Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Specific Clinical Endpoints

Median survival time from the time of diagnosis, the percentage of patients who survived one year of more, and quality of life were examined in the trial.

Observational Metrics Utilized and Actual Results Observed

Standard NCI criteria for evaluating tumor growth were used to assess stable disease (“SD”; tumors 50-125% of initial size), partial remission (“PR”; more than 50% reduction in tumor volume) and minor response (“MR”; tumor reduction of between 25% and 50%).

Effects of the treatment on tumor size were measured by CAT scans. Control CAT scans were scheduled for weeks 10 and 20, respectively. During the final visit, a control angiography was performed. On the initial CAT scan, the scan demonstrating the largest diameter of the primary tumor was identified and the area measured. Using appropriate landmarks, an identical scan was used for comparison. CAT scans were evaluated by two unrelated radiologists, one of whom was not involved in the study. After formally finishing the study, patients were followed on an ambulatory basis with three-monthly visits.

Toxicity was measured based on WHO/NCI guidelines on common toxicity criteria.

The need for pain medication and quality of life (“QOL”) was monitored using a questionnaire established for pancreatic diseases. A QOL questionnaire for cancer patients, QLQ-C30, had been validated in several languages, but the module for pancreatic cancer per se was still under development at the time of the study with respect to reliability, sensibility against changes, and multicultural validation. Accordingly, an unauthorized version of the core questionnaire and a German QOL scale (published in 1995) for pancreas disease patients was used. QOL data were documented independently from safety and efficacy data by having patients complete an independent questionnaire. Assessment of QOL data did not interfere with routine documentation of adverse events reported by the patients. QOL questionnaires were analyzed according to EORTC criteria. QOL data were available from the baseline evaluation for 14 patients and for analysis of change for 8 patients.

A clinical benefit score based on variable including Karnofsky score, body weight, pain and analgesic consumption was calculated from the QOL questionnaires. Pain intensity was measured on a visual analog scale ranging from 0 (no pain) to 100 (the most intensive pain imaginable), in increments of 10. Analgesic consumption was assessed using a separate scale in which 0 indicated no regular consumption of analgesic, and 25, 50, and 100 indicated administration of non-steroidal anti-inflammatory drugs or opiates several times per year, per month or per week, respectively.

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643

Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

The primary tumor did not grow in any of the 14 patients. Two patients had a PR, 12 patients exhibited SD, and two patients showed an MR.

Median survival time of patients in this trial was 39 weeks. The one-year survival rate was 36%.

Within the 20-week study period, three patients died from disease progression (on days 9, 85, and 132). Upon postmortem examination, the patient who died on day 9 (from recurrent pulmonary embolism) was found to have extensive tumor (well differentiated adenocarcinoma) necrosis.

The chemotherapy regimen was well tolerated with no toxicity beyond Grade II being detected in any of the 14 patients; thus, there was no obvious specific treatment-related risk.

Eleven serious adverse events (“SAEs”) were seen in 7 patients during the study period; none were treatment-related (i.e. due to capsule implantation or ifosfamide administration). These SAEs were attributed to underlying disease and/or the effects associated with the disease.

Administration of the capsules did not result in any obvious allergic or inflammatory response and no patients developed pancreatitis during the study. Some patients exhibited elevated amylase levels, presumably due to tumor infiltration of the pancreas and limited obstructive chronic pancreatitis, but no further increase in amylase levels was seen after angiography and capsule placement.

Only one adverse event (increased lipase activity on day 15 after installation of the capsules) may have been linked to capsule administration.

If a “clinical benefit” is considered to be either no increase or a decrease in pain intensity, then 10 of 14 experienced such a benefit. For 7 of the patients, this was confirmed by their analgesic consumption. None of these “benefited” patients registered an increase analgesic usage both in terms of dosage or WHO level.

None of the patients showed an increased Karnofsky index after treatment. However, 7 of the 14 patients had stable Karnofsky indices at the week 10 assessment and for 4 of those, their indices were still stable at week 20.

One patient’s body weight increased at both weeks 10 and 20 and another patient showed increased weight at week 10 (this patient withdrew from the study and no week 20 weight was obtained. Two patients showed stable body weights at week 10, one of whom dropped out of the study and the other showed weight loss at week 20.

Two scenarios were used to establish the overall integrative clinical benefit response, where each patient was given a +2 score for an improved value, a +1 score for a stable value, and a -1 score for a worsened value for each of the four criteria (pain, analgesic consumption, Karnofsky index, and body weight) as compared to the relevant week 0 values.

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643

Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

The “worst case scenario” required a pain relief score of 20 points or more to be judged an improvement and a decrease in the Karnofsky index of 10 points or more to indicate worsening. Using this scenario, 50% (7) of the treated patients experienced clinical benefit, 21.4% (3) patients were neutral (benefits were offset by impairments) and 28.6% (4) patients (had no clinical benefit; the latter included those dying before the median survival time.

In the “best case scenario,” a pain relief score of 10 points or more was an improvement, and a decrease in Karnofsky index of 20 pints or more is considered a worsening. In this scenario, 71.4% (10) of patients had clinical benefit, 14.2% of patients showed neither benefit nor deterioration, and 14.3% patients definitely had no benefit.

Comparisons to Standard of Care

At the time that the clinical trial was conducted, only one FDA-approved treatment for advanced, inoperable pancreatic cancer was available; that was Gemzar® (gemcitabine), an Eli Lilly drug first approved by the FDA in 1996.

An examination of the prescribing information for Gemzar® reveals that the median survival seen in the pancreatic cancer clinical trial for that drug was approximately 23 weeks (5.7 months) an the percentage of one-year survivors was approximately 18%. By comparison, corresponding values revealed in the Phase 1/2 trial of the CapCell® plus ifosfamide combination were 39 weeks (~9.8 months) and 36%, respectively.

The treatment with Gemzar® of patients with pancreatic cancer is often associated with severe side effects. According to the prescribing information for Gemzar®, for use against pancreatic cancer, the recommended dose of Gemzar® is 1000 mg/m2 given intravenously over 30 minutes. The schedule of administration is: weeks 1-8, weekly dosing for 7 weeks followed by one week rest and then after week 8, weekly dosing on days 1, 8 and 15 of 28-day cycles.

Dose reductions of Gemzar® are necessitated by the occurrence of myelosuppression and permanent discontinuation of administration of Gemzar® is necessary for any of the following:

•	Unexplained dyspnea or other evidence of severe pulmonary toxicity
•	Severe hepatotoxicity
•	Hemolytic-uremic syndrome
•	Capillary leak syndrome
•	Posterior reversible encephalopathy syndrome

Gemzar® should be withheld or its dose reduced by 50% for other severe (Grade 3 or 4) non-hematologic toxicity until that toxicity is resolved. No dose reductions of Gemzar® are recommended for alopecia, nausea or vomiting.

In contrast to the SAE’s seen with Gemzar® administration, as noted above (see Observational Metrics Utilized and Actual Results Observed), the use of the CapCell® plus ifosfamide combination in this Phase 1/2 trial was not associated with any serious (Grade 3 or 4) treatment-related side effects.

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643

Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Conclusions Drawn, Etc.

The CapCell® plus ifosfamide combination as used in this Phase 1/2 trial was both safe and efficacious for the treatment of advanced, inoperable pancreatic cancer. In fact, the efficacy of this combination as shown in this Phase I/II trial appears to exceed that of the current best available chemotherapeutic treatment for advanced, inoperable pancreatic cancer, namely the combination of Abraxane® plus gemcitabine, for this disease.

Because only 14 patients were treated in this Phase 1/2 trial, no statistical parameters were used in determining either safety or efficacy of the CapCell® plus ifosfamide combination in this trial.”

Patents, Intellectual Property and Trade Secrets, page 9

3.     We note your statement that “Nuvilex and its subsidiaries...own, co-own or have exclusive worldwide licensing rights to numerous patents in multiple countries over four technical areas: live cell encapsulation, pigment modification, microencapsulation and disinfectant/germicidal compositions.” For each of these technical areas, please expand your disclosure to provide your material patents and any pending patent applications to the extent you have not already done so, including the following:

•	A list of specific products, product groups and technologies to which such patents relate;
•	Whether such patents are owned or licensed from third parties;
•	Type of patent protection such as composition of matter, use or process;
•	Patent expiration dates;
•	Identification of all applicable jurisdictions, including non-U.S.; and
•	Contested proceedings and/or third-party claims

RESPONSE: In response to the Staff’s comment we will modify the following section of our Business description in future filings:

“Patents, Intellectual Property and Trade Secrets

Nuvilex has determined that intellectual property (IP) and patent protection are of paramount importance to our business. Although the Company takes reasonable measures to protect its IP, the Company cannot guarantee it will be able to protect and enforce its IP or obtain international patent protection for its products as needed. Nuvilex and its subsidiaries own trademarks and own, co-own or have exclusive worldwide licensing rights to numerous patents in multiple countries over four technical areas: live cell encapsulation, pigment modification, microencapsulation, and disinfectant/germicidal compositions. Litigation may be required to enforce the Company's products, IP rights, trade secrets, or determine the validity and scope of the proprietary rights of others. Maintenance of these utilizes financial and operational resources and the possibility exists wherein the Company's IP could be discovered to be owned by others, invalid, or unenforceable, potentially bringing unforeseen challenges to the Company.

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643

Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

The Company has expanded its capabilities through Bio Blue Bird, our newest subsidiary, has exclusive worldwide rights to the patents owned 50/50 by Bavarian Nordic A/S (BAVA, Copenhagen; "Bavarian Nordic") and the Gsf-Forschungszentrum Fuer Umwelt Und Gesundheit Gm ("GSF"). The inventions have been patented in more than 12 countries or regions and the world and US patents are listed below:

•	Patent No. WO1997001357 (U.S. Patent US 6,776,985): Encapsulated Cells Producing Retroviral Particles.

•	Patent No. WO1997035994 (U.S. Patent US 6,893,634 and 6,540,995): Encapsulated Cells Producing Cytochrome P450.

In brief, the licenses owned by Nuvilex through BBB present Bavarian Nordic/GSF inventions relate to capsules encapsulating cytochrome P450 producing cells and cytochrome P450 producing retroviral packaging cells. Furthermore, these inventions relate to the treatment of cancer or any other relevant disease with said capsules and to the use of said capsules for the preparation of a pharmaceutical composition for said treatment.

As modified, this disclosure would read as follows in future filings:

“Patents, Intellectual Property and Trade Secrets

Nuvilex has determined that intellectual property (“IP”) and patent protection are of paramount importance to our business. Although the Company takes reasonable measures to protect its IP, the Company cannot guarantee it will be able to protect and enforce its IP or obtain international patent protection for its products as needed. Nuvilex and its subsidiaries own trademarks and own, co-own or have exclusive worldwide licensing rights to numerous patents in multiple countries over four technical areas: live cell encapsulation, pigment modification, microencapsulation, and disinfectant/germicidal compositions. Litigation may be required to enforce the Company's products, IP rights, trade secrets, or determine the validity and scope of the proprietary rights of others. Maintenance of these utilizes financial and operational resources and the possibility exists wherein the Company's IP could be discovered to be owned by others, invalid, or unenforceable, potentially bringing unforeseen challenges to the Company.

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643

Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

The following agreements constitute the material intellectual property of the Company.  The Patents involved in the Company’s intellectual property are also discussed below.

•	License Agreement Relating to Encapsulated Cells Producing Viral Particles and Encapsulated Cells Expressing Biomolecules. The licensors are Bavarian Nordic and GSF – Forschungszentrum fur Umwelt u. Gesundheit GmbH. The licensee is Bio Blue Bird. The License Agreement was signed in July 2005;

•	Third Addendum to Asset Purchase Agreement between the Company and SG Austria effective as of June 25, 2013; and

•	Licensing Agreement between the Company and Austrianova effective as of June 25, 2013.

•	The exclusive license to the patent US 6893634 B1 which claims "A capsule comprising a porous membrane formed by a polyelectrolyte complex which encapsulates cells which express cytochrome P450 as a cell membrane bound protein, wherein the porous membrane of the capsule is permeable to prodrug molecules and the cells are retained within the capsule" and further claims based on this.

•	The exclusive license to the patent US 6540995 B1 which claims " A method of treating a solid tumor comprising locally administering into the tumor or close to the site of the tumor to a subject in need thereof, a therapeutically effective amount of a capsule encapsulating cytochrome P450 producing cells, said capsule comprising a porous membrane which protects the cells from the immune system and allows prodrug molecules to pass into the capsule and, either simultaneously, or with a time span, administering a prodrug which is activated by a cytochrome P450, wherein solid tumor mass is reduced when compared to the solid tumor mass prior to said administration."

•	These patents are licensed to Bio Blue Bird which the Company has acquired and as long as the annuity and upkeep fees are paid to Bavarian Nordic, there is proper reporting and a clearly documented effort to commercialize this technology, there should be no reason for the Licensors to retract the license.

•	Further, in connection with its diabetes programs, the Company has an exclusive license world-wide to use the Cell-in-a-Box™ Trademark and its associated technology with genetically modified or non-modified non-stem cell lines and IPS stem cells specifically designed to produce insulin or other critical components for the treatment of diabetes. The Company paid the second and final payment of US$1 million on February 5, 2014, must enter into a research program involving European academic research partners providing a total funding of at least US$400,000 within three years of June 25, 2013 and must enter Clinical Trials within seven years of June 25, 2013 to keep the exclusive world-wide license.

•	Finally the Company has an exclusive license to the US Patent US 6,776,985 B1 that claims "Encapsulated retroviral packaging cells producing retroviral vectors, comprising capsules having a porous capsule wall which is permeable to said retroviral particles" and further claims based on this. This patent would be broadly applicable to the delivery of retroviral vectors by encapsulated packaging cells for a variety of indications.”

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643

Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

4.     We note your discussion of your rights to the material patents owned by Bavarian Nordic and GSF. Please file any agreements governing these rights between Bio Blue Bird or other related entities and Bavarian Nordic and GSF, as well as any other material license agreements, as exhibits pursuant to Item 601(b)(10) of Regulation S-K. In addition, please provide a detailed discussion of any such agreement(s) that sets forth the material terms of the agreement(s). These include the following, as applicable:

•	Nature and scope of the intellectual property transferred;
•	Duration of agreement and of any royalties owed;
•	Termination provisions;
•	Investment features or share purchases; and
•	A description of any other material rights and obligations of the parties, including material payment obligations, which may include:

o	Aggregate amounts paid or received to date under agreement;
o	Aggregate future potential milestone payments to be paid or received;
o	Royalty rates;
o	Profit or revenue-sharing provisions; and
o	Minimum purchase requirements, if applicable

RESPONSE: In response to the Staff’s comment, we will file the license agreement with Bavarian Nordic and GSF as an exhibit to our next annual report on Form 10-K for the year ended April 30, 2014. The descriptions of the material terms of the agreements have been included in the proposed disclosure revisions regarding Comment 1 above.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Recent Issuance of Unregistered Securities, page 16

5.     In compliance with Item 701 of Regulation S-K, for each issuance of unregistered securities within the past three years, please name the persons or identify the class of persons to whom the securities were sold and indicate the section of the Securities Act or the rule of the Commission under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

RESPONSE: In response to the Staff’s comment we propose to copy the following disclosure from the footnotes to our financial statements to Item 5 and to make the changes indicated in our future filings:

“On January 31, 2011, 5,000,000 shares of common stock were issued to Dr. Robert F. Ryan for $100,000 cash received.

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643

Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

During the year ended April 30, 2011, 3,750,000 shares of common stock were issued to Dr. Robert F. Ryan, Ms. Patricia Gruden and Dr. Gerald W. Crabtree, officers of the Company for compensation. Shares were valued using the closing stock price on the day of issuance for a total expense of $92,250.

During the year ended April 30, 2011, the company authorized the issuance of 1,375,000 shares of common stock for compensation to its officers. These shares were all issued during the year ended April 30, 2012.

In order to provide a form of security for Cornerstone Bank, The Board of Directors agreed to provide the original collateral offer of 14,605,614 shares of stock to the Bank. They will have the potential to sell this stock in the future under a 10B5 plan under specific conditions unable to be associated with developments in the company. When all of the funds due and payable to Cornerstone Bank have been remitted, any remaining shares provided as collateral will be returned to Nuvilex.

On June 21, 2011 500,000 shares of common stock were issued to an unaffiliated accredited investor for $21,000 cash received.

During the year ended April 30, 2012, 23,575,000 shares of common stock were issued to officers of the Company for compensation. Shares were valued using the closing stock price on the day of issuance for a total expense of $1,160,880.

During the year ended April 30, 2012, 8,550,000 shares of common stock were issued to consultants for various services. Shares were valued using the closing stock price on the day of issuance for a total expense of $409,400.

During the year ended April 30, 2012, 9,250,000 shares of common stock were issued to an existing public company stockholder in exchange for $600,000 in cash advances to the Company. In addition, another 1,650,000 shares were issued as incentive for providing the cash advances to the Company. These additional shares were value at $101,750 and charged to interest expense.

During the year ended April 30, 2012, 1,025,000 shares of common stock were issued to unaffiliated lending institutions to settle various debts. The shares were valued using the closing stock price on the day of issuance for a total expense of $55,725.

During the year ended April 30, 2013, 8,771,429 shares of common stock were issued to consultants to the Company for various services. Shares were valued using the closing stock price on the day of issuance for a total expense of $331,000.

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643

Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

During the year ended April 30, 2013, 3,592,656 shares of common stock were issued to unaffiliated lending institutions to settle various debts. The shares were valued using the closing stock price on the day of issuance for a total expense of $143,596.

During the year ended April 30, 2013, 13,326,668 shares of common stock were issued to officers of the Company for compensation. Shares were valued using the closing stock price on the day of issuance for a total expense of $653,696.

During the year ended April 30, 2013, 500,000 shares of common stock were issued to an unaffiliated accredited investor for $10,000 cash.

The shares were held in escrow until on or about July 10, 2013, the completion of the purchase of BBB by the Company and SG Austria returned the shares to the respective Company Treasuries (refer to Note 5). During the quarter ended July 31, 2012, the Company issued 100,000,000 shares of restricted common stock to Austrianova Singapore Pte. Ltd. (ASPL).

During the year ended April 30, 2013 the company issued 39,622,400 shares of common stock to accredited investors for $1,136,000 proceeds sold through the Company's Private Placement Memorandum and $102,203 of related interest expense.

All shares were issued without registration under the Securities Act of 1933, as amended, in reliance upon the exemption afforded by Section 4(2) of that Act based on the limited number of investors, the sophistication of the individuals involved and the use of restrictive legends on the shares certificates issued to prevent a public distribution of the relevant securities. No underwriters were involved in any of the foregoing issuances.”

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643

Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Item 11. Executive Compensation, page 39

6.     Please provide all of the disclosure required by Item 402(p) of Regulation S-K, “Outstanding Equity Awards at Fiscal Year-End.”

RESPONSE: As required by Item 402(p) of Regulation S-K, the Company will include in its future filings the following table containing information relevant for the fiscal year end April 30, 2014:

Name	Number of shares or units of stock that have not vested(#)	Market value of shares or units of stock that have not vested($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested(#)		Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)

Kenneth L. Waggoner	–	–	1,200,000	(1)	$384,000	(2)
Gerald W. Crabtree	–	–	1,200,000	(3)	$384,000	(4)
Robert F. Ryan	–	–	2,400,000	(5)	$768,000	(6)

(1)	Represents the number of securities to be issued in the following fiscal year under our oral agreement with Kenneth L. Waggoner to issue him 100,000 shares of common stock each month as compensation for his services as our Chief Executive Officer, President and General Counsel.

(2)	Represents the value of the securities to be issued in the following fiscal year under our oral agreement with Kenneth L. Waggoner at the closing price of our common stock on April 30, 2014 of $.32.

(3)	Represents the number of securities to be issued in the following fiscal year under our oral agreement with Gerald W. Crabtree to issue him 100,000 shares of common stock each month as compensation for his services as our Chief Operating Officer.

(4)	Represents the value of the securities to be issued in the following fiscal year under our oral agreement with Gerald W. Crabtree at the closing price of our common stock on April 30, 2014 of $.32.

(5)	Represents the number of securities to be issued in the following fiscal year under our prior agreement with Robert F. Ryan to issue him 200,000 shares of common stock each month as compensation for his services as our Chief Executive Officer and President. Robert F. Ryan was suspended without pay in May 2014.

(6)	Represents the value of the securities to be issued in the following fiscal year under our agreement with Robert F. Ryan at the closing price of our common stock on April 30, 2014 of $.32.

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643

Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Item 15. Exhibits, page 44

7.     Please file the employment agreements of all of your named executive officers, including Patricia Gruden, Dr. Robert F. Ryan and Dr. Gerald W. Crabtree as exhibits to your Form 10-K and include such in your list of exhibits.

RESPONSE: Except as otherwise described below, it is the Company’s position that there were no employment agreements with any of the named executive officers or directors, whether written or oral, at the time the Company’s 10-K for the period ended April 30, 2013 (“2013 10-K”) was filed with the Commission.

In January 2011 the Company employed Robert F. Ryan (“Ryan”) to raise $5.0 million and to act as the Company’s Chief Executive Officer and President. The Company believes that Ryan’s compensation was agreed between the parties to be deferred until the $5.0 million had been raised. This agreement was oral.

Following Ryan’s commencement of employment with the Company, Ryan brought up the subject of his compensation with the Chairman of the Board and Chief Financial Officer, Patricia Gruden, on numerous occasions. In each instance, Ryan was told that compensation for his contribution to Nuvilex would not be a topic of discussion until he had raised the $5.0 million he promised to raise or whatever amount he was able to raise. Ryan was unable to raise the $5.0 million as promised, but was able to raise $1,135.950 by May 2013.

In early 2013, Ryan proposed that he receive $5,000 per month is cash compensation with an equal amount of stock based upon the closing price for the stock each month. This subject was not addressed until May 1, 2013 following the receipt of all of the funds raised by Ryan. By Unanimous Written Consent of the Board of Directors of the Company, it was decided that, commencing July 1, 2013, the Company would pay Ryan: (i) a salary of $60,000 per year at the rate of $5,000 per month; (ii) 2,400,000 shares of the Company’s restricted common stock per year payable in the amount of 200,000 shares per month; and (iii) an increase in his monthly salary to $10,000 per month for an annual salary of $120,000 upon the commencement of clinical trials of the Company’s “Cell-in-a-Box®” technology.

In April 2014 the Company suspended Ryan with compensation pending the completion of a reviwe of Ryan’s activities as the Chief Executive Officer and President which commenced following the filing of the Company’s 2013 10-K. On May 14, 2014, the Board adopted a resolution to eliminate any further accrual of a cash salary or shares of the Company’s common stock and continued Ryan’s suspension but this time without further accrual of compensation. The Company is currently negotiating a global settlement with Ryan regarding all claims arising from his former employment with the Company.

The existing disclosure included in the Form 10-K regarding the employment agreements with Ms. Gruden and Dr. Crabtree will be deleted in future filings and replaced with the following:

“In February 2011, the Company employed Gerald W. Crabtree (“Crabtree”) as its Chief Operating Officer. The Company agreed to pay an indeterminate amount of compensation based upon the availability of funds from the efforts of Ryan to raise the promised $5.0 million. That compensation was to include the issuance of shares of the Company’s common stock based upon Crabtree’s performance. It was agreed between the parties to defer developing the factors necessary to determine the amount of cash and share compensation until sufficient funds has been raised by Ryan. This agreement was oral.

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643

Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

On May 1, 2013, by Unanimous Written Consent of the Board of Directors of the Company, effective September 1, 2013, the Company agreed to commence paying Crabtree an annual salary of $60,000, payable in the amount of $5,000 per month. In addition, the Company agreed to pay Crabtree 1,200,000 shares of the Company’s restricted common stock annually, payable at the rate of 100,000 shares per month.

Effective September 1, 2013, the Company agreed to commence paying Kenneth L. Waggoner an annual salary of $60,000, payable in the amount of $5,000 per month. In addition, the Company agreed to pay Waggoner 1,200,000 shares of the Company’s restricted common stock annually, payable at the rate of 100,000 shares per month, as a performance based bonus, subject to review and increase at the Company’s discretion.

The Company’s Board of Directors are compensated for their participation on the Board for the performance of their duties as directed by the Chairman of the Board. The Board has not set a fixed compensation for Directors, but chooses to review Board and individual Director performance on an annual basis. Compensation of Directors is earned upon a merit-system, as determined by the Board.”

8.     We note that the Third Addendum to Asset Purchase Agreement by and between Nuvilex and SG Austria, dated June 25, 2013 and listed as Exhibit 2.6 to your Form 10-K (incorporated by reference to Form 8-K filed July 17, 2013) omits well over one hundred pages of the agreement. Please refile this agreement in its entirety. If you wish to request confidential treatment under Exchange Act Rule 24b-2, you may do so by following the procedures set forth in the Division of Corporation Finance’s Staff Legal Bulletin 1A, available at http://www.sec.gov/interps/legal/slbcf1r.htm.

RESPONSE: The Company omitted the exhibits and schedules to the Third Addendum in reliance on the provisions of Regulation S-K 601(2) stating: “schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement” [emphasis added] The Company believes that the discussion of the material aspects of the assets transferred and agreements entered into in the list of exhibits is sufficient for the investor in its securities to make an informed investment decision, although as noted above in response to Comment 4 we will file portions of Exhibit B with our next Annual Report on Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 43

9.     Please provide all of the disclosure required by Item 404 of Regulation S-K,“Transactions with Related Persons.” Specifically, you must disclose the information required by Item 404(a) with respect to all qualifying transactions since the beginning of your last fiscal year and provide information concerning your policy and procedures forreviewing and approving related party transactions required by Item 404(b).

RESPONSE: The Company intends to provide all information required by Item 404(a) in its future filings with respect to all qualifying transactions and notes that pursuant to Interpretation 6 of the Staff’s Small Reporting Company Compliance and Disclosure Interpretation, “Smaller reporting companies are not required to furnish Item 404(b) disclosure.”

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643

Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com

Mr. Jeffrey P. Riedler

Assistant Director

Securities and Exchange Commission

Signatures, page 46

10.    Please amend your 10-K to provide the signature of your Principal Accounting Officer.

RESPONSE: The Company notes that the Form 10-K was signed by Ms. Patricia Gruden as Interim Chief Financial Officer and accordingly in her capacity as the Principal Accounting Officer. Future filings that will be signed by Ms. Gruden, who is now the Company’s Chief Financial Officer, in the same capacity will note that she is the Company’s Principal Accounting Officer.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

NUVILEX, INC.

By: /s/ Kenneth L. Waggoner
Name: Kenneth L. Waggoner
Title: Chief Executive Officer, President and General Counsel

12510 Prosperity Drive | Suite 310 | Silver Spring | Maryland 20904-1643

Office: 917.595.2850 | Facsimile: 917.595.2851 | Mobile: 917.595.2852 | kwaggoner@nuvilex.com